
Control Your MarTech Stack!
Document. Track. Report.

Sheryl Schultz · 2nd

CabinetM

MOPs teams use CabinetM to manage, document and report on their MarTech Stacks!

Framingham, Massachusetts, United States · Contact info

500+ connections

3 mutual connections: Erik Bullen, Jon Wuebben, and 1 other

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Trying to manage, document and report on your #Martech stacks? Check out the...



4

Managing #MarTech stacks is mo just knowing what tools you use. I


DEMO Account
Processes
Best Practices & References

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Experience

Founder, President/COO

CabinetM

Jan 2014 – Present · 7 yrs 7 mos

Greater Boston Area

CabinetM is a SaaS platform that large enterprise organizations use to centralize oversight of all the marketing tools they have purchased and built. CabinetM makes it easy to track, visualize, and report on all the details about those products. Our clients use CabinetM to develop a single source of truth about the technology they use, and report being able to eliminate ~20% of their MarTech spend within 6-12 months by using the platform to assist in ratic …see more




SkillStacks
1-2-3-4


Cabinet

Golden Seeds

14 yrs 8 mos

Managing Director - Currently Inactive

Dec 2006 – Present · 14 yrs 8 mos

Golden Seeds is an investment firm dedicated to delivering above market returns for investors through the empowerment of women entrepreneurs. Started in 2005 and headquartered in New York, the organization also has forums in Bo …see more

Boston Forum Leader

Jul 2009 – Jul 2011 · 2 yrs 1 mo

Golden Seeds identifies and invests in women-led ventures with the potential to grow into multi-million dollar businesses. The firm provides women entrepreneurs with strategic business advice and the tools they need for growtl …see more

Board Director

The Capital Network

Sep 2011 – Apr 2020 · 8 yrs 8 mos

The Capital Network is Boston's leading non-profit organization providing extensive educational programs and a community to help early-stage entrepreneurs mast ...see more

Angel Investor

Launchpad Venture Group
Jan 2012 – Jan 2016 · 4 yrs 1 mo
MA

Launchpad Venture Group is a Boston-based angel investment group that provides funding to early-stage, innovative, technology-driven startup companies addressing a significant market opportunity where angel inves ...see more

Board Director

Crimson Hexagon
Mar 2008 – Jun 2012 · 4 yrs 4 mos

Crimson Hexagon is the global leader in consumer insights from social media data. Powered by patented technology and an in-house data library of more than 850 billion posts, Crimson Hexagon's platform helps hundreds of brɛ ...see more

Leading social media analytics company |...

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Education

State University of New York at Albany

BA, English - Minors: Education, Rhetoric and Communications
1975 – 1979

Skills & endorsements

Start-ups · 99+



Endorsed by **David Beatty and 41 others who are highly skilled at this**

Endorsed by **6 of Sheryl's colleagues at**

CabinetM

Entrepreneurship · 99+



Endorsed by **Amy Millman and 31 others who are highly skilled at this**

Endorsed by **5 of Sheryl's colleagues at CabinetM**

Venture Capital · 90



Endorsed by **Robert Delman and 8 others who are highly skilled at this**

Endorsed by **5 of Sheryl's colleagues at CabinetM**

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Recommendations

Received (3) Given (7)



Candace Fleming
CEO at Monti Kids
October 20, 2010, Sheryl worked with Candace in the same group

I worked with Sheryl for 3 years while getting Crimson Hexagon off the ground, and as the deal lead for Golden Seeds and as a board member, she was absolutely incredible. Not only did she go way above and beyond her duties when we needed additional support, but her expertise and guidance through th... **See more**



Joanna Harrington
Senior Manager, Integrated Marketing at Laddawn, Inc.
November 21, 2008, Sheryl worked with Joanna in the same group

Having worked with Sheryl for over 16 years, both within her department, and as a partner for various clients, I have witnessed Sheryl steer countless companies towards success with her marketing acuity. Her pragmatic approach to launching a company gives executives peace of mind that they... **See more**

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Accomplishments

1 **Project**

HBS 9-312-068 HBS Crimson Hexagon Case Study

Interests



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